E-6

S

19007312

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpina Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Columbine Street, Suite 260
(No. and Street)

Denver (City) CO (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Soden, 303-242-5758
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Soden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpina Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

JULIE WEIMAN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024006296
MY COMMISSION EXPIRES 04/08/2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Alpina Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alpina Capital, LLC (the Company) as of December 31, 2018, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Alpina Capital, LLC's financial statements. The Supplemental Information is the responsibility of Alpina Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2007.

Covington, LA
February 26, 2019

ALPINA CAPITAL, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash and Cash Equivalents	$	1,222,640
Accounts Receivable		-
Prepaid Expense		28,115
Capitalized Assets		
Furniture and Equipment, at Cost of $64,673		
Less Accumulated Depreciation of $40,438		24,234
Vehicles, at Cost of $29,117		
Less Accumulated Depreciation of $1,456		27,661
Financial Instruments at Fair Value:		
Other Investments		39,774
Other Assets		17,871
Total Assets	$	1,360,295
Liabilities and Member's Equity		
Liabilities		
Accounts Payable		445,852
Payroll Taxes Payable		14,476
Office Lease Liability		12,043
Total Liabilities	$	472,371
Member's Equity		887,924
Total Liabilities and Member's Equity	$	1,360,295

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Consulting Income	$ 3,608,308
Interest Income	464
Total Revenues	3,608,772
Expenses	
Employee Compensation and Benefits	2,108,636
Occupancy	100,540
Other Operating Expenses	399,690
Total Expenses	2,608,866
Other Income (Expense)	
Loss on Sale of Assts	(3,613)
Capital Gain on Investment	-
Total Other Income (Expense)	(3,613)
Net Income	$ 996,293

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance - December 31, 2017	$	823,725
Net Income		996,293
Distributions to Members		(932,094)
Balance - December 31, 2018	$	887,924

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2018

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net Income	$ 996,293
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Depreciation Expense	6,823
Loss from Disposal of Assets	3,613
Increase in Office Lease Liability	12,043
Decrease in Accounts Receivable	206,300
Decrease in Employee Receivable	20,000
Increase in Prepaid Expenses	(5,386)
Increase in Payroll Taxes Payable	14,476
Increase in Accounts Payable and Accrued Expenses	366,852
Net Cash Provided by Operating Activities	1,621,014
Cash Flows from Investing Activities	
Purchases of Furniture and Equipment, Net	(19,930)
Purchase of Vehicle	(29,117)
CoBank Patronage	17,333
Increase in Security Deposit	(12,564)
Net Cash Used in Investing Activities	(44,278)
Cash Flows from Financing Activities	
Distributions to Members	(932,094)
Net Cash Used in Financing Activities	(932,094)
Net Increase in Cash and Cash Equivalents	644,642
Cash and Cash Equivalents - Beginning of Year	577,998
Cash and Cash Equivalents - End of Year	$ 1,222,640

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company
Alpina Capital, LLC (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in transactions as they relate to the telecommunications industry.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Depreciation charged to operations amounted to $6,823 for the year ended December 31, 2018.

Income Taxes
The Company elected to be taxed as an S-corporation pursuant to Revenue Procedure 2013-30 with the submission of the 2018 federal income tax return. IRS approval is pending. Under this election, taxable income or loss of the Company is included in the tax returns of its members. There was no change to organizational structure.

Revenue Recognition
Consulting fees are recognized at the time services are earned. 100% of the Company's revenue in 2018 was derived from contracts with customers located in the United States.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Customers
Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2018, there was no allowance for doubtful accounts.

Securities Owned
"Securities owned" are recorded at fair value. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our securities in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-

Note 1. Summary of Significant Accounting Policies (Continued)

based measurement considered from the perspective of a market participant. As such, our fair value measurements reflect assumptions that we believe market participants would use

in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements:

- Level 1 – Securities included in Level 1 are highly liquid securities valued using unadjusted quoted prices in active markets for identical assets and liabilities. These include equity and corporate debt securities traded in active markets and certain U.S. Treasury securities and other governmental obligations.

- Level 2 – Securities reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar securities). Securities that are generally included in this category are equity securities and corporate debt obligations that are not actively traded.

- Level 3 – Securities reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Securities in this category generally include equity securities with unobservable inputs.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

Valuation techniques and inputs:
We only hold a Level 3 security.

Level 3:
Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities we use pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments or redemptions. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy.

Note 2. New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. This guidance requires an entity to recognize revenue in an amount that reflects the

Note 2. New Accounting Pronouncements (Continued)

consideration to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for public entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The standard permits the use of either the retrospective or cumulative effect transition method. The new revenue standard primarily impacts the following of our revenue recognition and presentation accounting policies:

- Investment Banking Revenues. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is closed, and the transaction fee is determinable, or, in the case of regulated assets, consented to by the FCC or state authority, as the performance obligation is to successfully broker a specific transaction.

- Investment Banking Advisory Expenses. Historically, expenses associated with investment banking advisory assignments were deferred until reimbursed by the client, the related fee revenue is recognized, or the engagement is otherwise concluded. Under the new revenue standard, expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred.

The adoption of this guidance in a modified retrospective method, as of January 1, 2018, did not result in any adjustments to the Company's revenue recognition and is not expected to have a material effect on the Company's financial statements going forward.

In February 2016, the FASB issued new accounting guidance on leases that is intended to provide enhanced transparency and comparability by requiring lessees to record right-of-use assets and corresponding lease liabilities on the balance sheet at the present value of the lease payments. The new guidance will classify leases as either finance or operating leases, with classification determining the presentation of expenses and cash flows on our financial statements. The guidance also requires new disclosures to help financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 with early adoption permitted, which will require the recognition and measurement of leases at the beginning of the earliest comparative period presented in the financial statements using a modified retrospective approach. We plan on adopting the new lease accounting policy in 2019. We are currently evaluating the impact of the new guidance on our financial statements.

Note 3. Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 4. Commitments

The Company is the lessee of office space under operating leases that have various terms that extend through December 2021. Future minimum payments under those leases are as follows for December 31:

2019	112,575
2020	116,319
2021	120,168
Total	$ 349,063

Rent expense charged to operations totaled $58,986 for the year ended December 31, 2018.

Note 5. Major Customers

For the year ended December 31, 2018, approximately 70%, or $2,500,000, of the Company's consulting income came from two customers. Total accounts receivable balances due from these customers as of December 31, 2018 is $0.

Note 6. Related Party Transactions

A $50,000 payment was made to a related party, for marketing consulting expenses.

Note 7. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions as of December 31, 2018.

Note 8. Simplified Employee Pension Plan

The Company offers a simplified employee pension plan for eligible employees. A SEP plan provides employers with a simplified method to make contributions toward their employees' retirement. Company contribution expense totaled $78,200 for the year ended December 31, 2018.

Note 9. Fair Value

Our "Financial instruments owned" on our Statement of Financial Condition are recorded at fair value under GAAP. See note 1 for further information about such instruments and our significant accounting policies. The table below presents assets measured at fair value on a recurring basis.

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair Value
Assets				
Other Investments:	$ -	$ -	$ 39,774	$ 39,774
Total Assets at Fair Value	$ -	$ -	$ 39,774	$ 39,774

We have no liabilities measured at fair value.

There were no transfers between levels during year ended December 31, 2018.

The table below presents the changes in fair value for Level 3 assets measured at fair value on a recurring basis. The realized and unrealized gains and losses in the table below may include changes in fair value that were attributable to both observable and unobservable inputs. Our policy is to treat transfers between levels of the fair value hierarchy as having occurred at the end of the reporting period.

Level 3 Assets at Fair Value

	Other Investments
Fair Value January 1, 2018	$ 57,107
Total gains/losses for the year ended December 31, 2018 included in earnings	-
Purchases	-
Sales	-
Distributions	(17,333)
Transfers:	-
Into Level 3	-
Out of Level 3	
Fair Value December 31, 2018	$ 39,774

Note 9. Fair Value (Continued)

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for our financial assets, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant unobservable input(s)	Input / Range
Other Investments				
Non Exchange Traded Securities	$ 39,774	Discounted Cash Flow	Illiquidity Adjustment	35%

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $750,269, which was $718,778 in excess of its required net capital of $31,491. The Company's aggregate indebtedness to net capital ratio was .63 to 1 at December 31, 2018.

Note 11. Evaluation of Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB ASC, the Company evaluated subsequent events through February 26, 2019, the date these financial statements were available to be issued.

There were no material subsequent events that required recognition or additional disclosure in these financial statements.

ALPINA CAPITAL, LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Net Capital		
Total Member's Equity	$	887,924
Deductions and/or Charges		
Property and Equipment		(24,234)
Vehicles		(27,661)
Accounts Receivable		-
Prepaid Expense		(28,115)
Leasehold Improvement		-
Other Assets		(57,645)
Net Capital Before Haircuts on Securities Positions		750,269
Haircuts on Securities		-
Net Capital	$	750,269
Aggregate Indebtedness	$	472,371
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	31,491
Excess of Net Capital	$	718,778
Net Capital, Less 10% of Aggregate Indebtedness	$	703,032
Ratio: Aggregate Indebtedness to Net Capital		.63 to 1
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II FOCUS Report	$	750,269
Net Capital per Above	$	750,269

ALPINA CAPITAL, LLC
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2018, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2018, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Alpina Capital, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2018, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

ALPINA CAPITAL

DENVER OFFICE
200 Columbine Street
Suite 260
Denver, CO 80206
303.242.5755 *main*
303.484.5180 *fax*

www.alpinacapital.com

Alpina Capital, LLC Exemption Report
For the Year Ended December 31, 2018

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Scott Soden certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Alpina Capital, LLC:

1. Alpina Capital, LLC claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i) throughout the most recent fiscal year. Broker/dealers operating under this exemption are prohibited from holding customer funds or securities, carrying margin accounts, owing money or securities to customers, and using the "Special Account for the Exclusive Benefit of Customers" to secure a loan.

   In order to qualify for this exemption, broker/dealers must establish and process customer transactions through an account at a bank or other financial institution. This account must be titled "Special Bank Account for the Exclusive Benefit of Customers of (name of broker/dealer). Broker/dealers are responsible for delivering customer securities to contra broker/dealers on settlement date and for distributing funds to customers through the "Special Account" upon delivery of the securities in good deliverable form by customer.

2. Alpina Capital, LLC met the above exemptive provisions throughout the most fiscal year without exception.

Scott Soden
Managing Principal

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Alpina Capital, LLC

We have reviewed management's statements, included in the accompanying Alpina Capital, LLC Exemption Report, in which (a) Alpina Capital, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Alpina Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the exemption provisions) and (b) Alpina Capital, LLC stated that Alpina Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alpina Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alpina Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 26, 2019